April 10, 2006

Via U.S. Mall and Fax

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Mail Stop 0407
Washington, DC 20549

RE: mPhase Technologies, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2005
       Form 10-Q for the Quarterly Period Ended December 31 2005
       File No. 000-24969

Dear Mr. Spirgel:

The following is in response to your comment letter dated March 20, 2006 in regard to the Company's Form 10-K for Fiscal Year Ended June 30, 2005 and Form 10-Q for the Quarterly Period Ended December 31 2005. Relevant to this response, including question 4, please note reference to the Company's Form 10-K for Fiscal Year Ended June 30, 2005 specifically is meant to refer to the Form 10-K/A filed on October 11, 2005.

We have enunciated our responses below in a format which reiterates the Commissions comments followed by our responses in the order of the original comments.

Form 10-K for Fiscal Year Ended June 30, 2005

Report of Independent Public Accountants, page F-2

1. Please see the fourth sentence in the first paragraph. Revise the reference from June 30, 2001 to June 30, 1998.

1. Please note revised page F-2, The Report of Arthur Andersen LLP, whereby the third sentence has been edited to read:

"We did not audit the financial statements of mPhase Technologies, Inc. for the period from inception to June 30, 1998".

Consolidated Balance Sheets, page F-4

2. Please present your stock subscription receivable as a deduction in stockholders' equity under SAB 5(E) and Rule 5-02(30) of Regulation S-X.

2. We are aware that under SAB 5(E) and Rule 5-02(30) of Regulation S-4, unpaid stock subscriptions generally should be treated as a reduction of stockholders' equity. It is also our understanding, as indicated under Rule 5-02(30) , it is appropriate to include in assets only those stock subscriptions paid in full prior to the issuance date of the financial statements; such is the case for stock subscriptions included in current assets as of June 30, 2004 and June 30, 2005. Please note we have expanded the equity footnote # 10, to add the date to which these subscriptions included in current assets for both June 30, 2004 and June 30, 2005.

In addition to the disclosure including footnote #2 of the initial filing please note we have expanded footnote #10 to add the date to which these subscriptions included in current assets for both June 30, 2004 and June 30, 2005 were paid in full.

Consolidated Statements of Operations, page F-5

3. It appears that a significant amount of related party costs is included in costs of sales. Please separately present the related party cost of sales under Rule 4-08(k) of Regulation S-X

3. This is to advise you supplementary, in response to prior comments during a review of Registration Statements previously filed by the Company the staff of the Commission and the Company agreed to refer to, and include the numerical tables which summarize charges and expenses for cost of sales category in addition to the research and development and general and administrative categories. Please note that the dollar amounts for the tables included both costs of sales and inventory, and to avoid confusion, we believe the tables should be adjusted as illustrated.

Note revised Consolidated Statement of Operations, page F-5

Revision to table -

Charges and Expenses with Related Parties
	2003	2004	2005
Charges incurred with Janifast included in:
Cost of sales and ending inventory	$178,959	$2,771,925	$1,536,494
Total Janifast	$178,959	$2,771,925	$1,536,494
Charges incurred with Microphase Corp. included in
Cost of sales and ending inventory (Including
Royalties)	$86,468	$140,123	$94,740
Research and Development	478,434	84,494	60,000
General and administrative	133,200	231,068	304,030
Total Microphase Corp	$648,102	$455,685	$458,770
Total Charges with Related Parties included in
Cost of sales and ending inventory	$265,427	$2,912,048	$1,631,234
Research and development	428,434	84,494	60,000
General and administrative	133,200	231,968	304,030
Total Charges with Related Parties:	$827,061	$3,227,610	$1,995,264

Included in Cost of Sales in the Consolidated Statements of Operations
(including changes in inventory)

Janifast	$935,137	$3,507,476	$1,275,960
Microphase (including royalties)	$408,918	$140,123	$94,740

Total Related Party Expense Included In Cost of Sales	$1,344,055	$3,647,599	$1,370,700

4. Please present the amount of the 2005 weighted average common shares outstanding.

4. Please see Form 10-K/A for Fiscal Year Ended June 30, 2005, as filed in October 11, 2005, and see the revised statement of operations in our proposed Amendment No. 1.

Note 9. Long Term Debt, page F-20

5. Please tell us how you accounted for the cashless warrant issued under the settlement agreement.

5. As discussed in Note 10, the additional warrants discussed in this footnote were recorded during the period in which the settlement agreement was amended which was the quarter ended September 30, 2004, and are included in the statement of changes in Consolidated Stockholders Equity, for the Fiscal Year Ended June 30, 2005. The warrants were valued pursuant to EITF 96-18 and the value of the warrant which exceeded the debt cancelled. The Company recorded a loss on the extinguishment of this portion of the debt to this strategic vendor of $40,500.

Note 10. Stockholder's Equity, page F-2l

6. For all warrants issued since July 1, 2002, please tell us how you are accounting for each issuance of warrants under FAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Also, tell us where the value of these warrants is presented in the financial statements.

6. See Expanded Disclosure in Footnotes 10 and 11.

This is to advise you supplementary that all warrants issued from July 1, 2002 through June 30, 2005 were issued in connection with investment units, typically one share of common stock and the right to purchase an additional share of common stock at a specified exercise price and generally a term of 60 months to exercise the warrant; "Finance Warrants"; except for specific and individually negotiated warrants that were issued for services or the settlement of outstanding invoices for strategic vendors previously outstanding services which we have listed in the supplemented table entitled "Confidential Analysis - Warrants issued other than Financing Warrants" and indicated the measurement date, the date recorded for accounting purposes and the authoritative literature utilizes the bases for valuing the warrant.

Form 10-Q for the Quarterly Period Ended December 31. 2005

7. Comply with the comments above if applicable.

7. With respect to the presentation of reparations in the form 10Q for the period ending December 31, 2005 which corresponds with the proposed revisions in the Amendment #1 to Form 10-K/A for the year ended June 30, 2005 and additionally, is articulated under a new caption in "Managements Discussion and Analysis" entitled "Other income and expenses."

Note 7. Equity Transactions, page 13

8. For all warrants issued since July 1. 2005, please tell us how you are accounting for each issuance of warrants under FAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Also, tell us where the value of these warrants is presented in the financial statements.

8. See Expanded disclosure in Footnote 7.  See also Confidential Analysis - Warrants issued other than financing warrants as discussed in response number 6.

General and Administrative Expenses, page 19

9. Please provide us with more details of the one time special reparation charge of $4.7 million.

9. See additional caption in the "Managements Discussion and Analysis" entitled "Other income and Expense". Please note we plan to implement the changes in presentation discussed in the Form 10-Q/A for December 31, 2005, and reflect this in our filings going forward.  At this time we see no necessity to amend the presentations for periods ended prior to December 31, 2005.

This is to advise you that the one time special charge of $4.4 million was the fair market value of additional shares of common stock issued to certain shareholders that had participated in prior private placements with the Company in order to induce them to participate in a new private placement. Such shareholders were required to fund not less than 30% of their original investment in the prior private placement in which they participated as part of a new private placement of equity units at a price of $.18 per unit that was made pursuant to Regulation D of Rule 506 of the Securities Act during November and December of 2005. Each unit consisted of one share of common stock plus a 5 year warrant to purchase an additional share of common stock at $.18.

As additional consideration to such shareholders that participated in the new private placement additional shares of common stock (plus a reduction in the strike price to $.18 of outstanding warrants issued as part of equity units that were the subject of the prior private placements of equity units) were issued. The shares issued constituted, in the aggregate, the $4.4 million one time charge in order to enable such shareholders to reduce the average cost of such shareholders prior private placement investment in equity units (generally at prices ranging from $.25-$.35 per unit) down to $.18 per unit. In addition, the warrants the strike price of which was "repriced" at $.18 contained an additional feature that if such warrants were exercised prior to February 4, 2006, a 5 year replacement warrant for an equal amount of shares would be issued with a strike price of $.20.

A total of 24,637,744 additional shares were issued in order to cause the average price of prior private placement units to be "marked down" to $.18 per share have been accounted for as "reparation" shares and 11,642,344 of the additional shares were recorded as "Additional Paid in Capital" in proportion with a reasonable allocation for incentive costs of new investment dollar amounts..

We are aware that:

1 the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

We are prepared to file both the Amendment No. 1 to Form 10-K/A for the year ended June 30, 2005 and Form 10-Q/A for the six month period ended December 31, 2005 upon confirmation that your review indicates no suggested revisions.

You may contact Edward Suozzo at (973) 256-3737 (ext 112) or (609) 304-6041 (cell) if you have questions regarding comments on the financial statements and related matters. Please contact Martin Smiley at (203) 831-2242 with any other questions.

Sincerely,

Martin Smiley
EVP, CFO & General Counsel
mPhase Technologies, Inc.

10KA Amendment 1 Changed Pages

"About this amendment as edited on Amendment No. 1 Form 10-K/A"

Management has reevaluated the adequacy clarity and completeness of the Form 10-K/A and certain disclosures in the accompanying consolidated financial statements including Schedule II (Valuation and Qualifying Accounts, Item 14B).  As a result of this reevaluation, management has reissued the Amendment No. 1 to Form 10-K/A and the June 30, 2005 consolidated financial statements with expanded and clarified information.

The amendment includes expanded and clarified disclosure in the Consolidated Financial Statements, primarily note 10 and note 11, which begin on page F-1, technical and clerical edits, expanded and clarified disclosure in "Risk Factors" which begin on page 11, and Item 7 "Management's Discussion and Analysis of Financial Condition and Results and Plan of Operation," which begin on page 20 in addition to expanding information pertaining to the Company's equity and related parties discussed elsewhere in this Amendment No. 1 to Form 10-K/A.

The aforementioned changes to the consolidated financial statements have no effect on the financial portion and results of operations for the year ended June 30, 2005 or the results of operations and loss per share for the years ended June 30, 2003, 2004 and 2005.

1. Please see the fourth sentence in the first paragraph. Revise the reference from June 30, 2001 to June 30, 1998.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of mPhase Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of mPhase Technologies, Inc. (a New Jersey corporation in the development stage) and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001 and for the period from inception (October 2, 1996) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of mPhase Technologies, Inc. for the period from inception to June 30, 1998. Such amounts are included in the cumulative from inception to June 30, 2001 totals of the statements of operations, changes in stockholders' equity and cash flows and reflect total net loss of 6 percent of the related cumulative totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts for the period from inception to June 30, 1998, included in the cumulative totals, is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of mPhase Technologies, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 and for the period from inception to June 30, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and is in a working capital deficit position that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Arthur Andersen LLP
Stamford, Connecticut

October 12, 2001

PURSUANT TO SEC RELEASE NO. 33-8070 AND RULE 437A UNDER THE SECURITIES ACT OF 1933, AS AMENDED, mPHASE TECHNOLOGIES, INC. HAS NOT RECEIVED WRITTEN CONSENT AFTER REASONABLE EFFORT TO USE THIS REPORT. THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. WITH RESPECT TO THIS INSTANT 10K/A, YOU WILL NOT BE ABLE TO RECOVER AGAINST ARTHUR ANDERSEN LLP UNDER SECTION 11 OF THE SECURITIES ACT FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP OR ANY OMISSIONS TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN.

2. Consolidated Balance Sheets, Page F-4

a. Please present your stock subscription receivable as a deduction in stockholders' equity under SAB 5(E) and Rule 5-02 (30) of regulation S-X

mPHASE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

			JUNE 30,
	2004			2005
ASSETS
Current assets:
Cash and cash equivalents		$90,045			$351,185
Accounts receivable, net of bad debt reserve of
$0 and $0 respectively		64,100			533,841
Stock subscription receivable		886,000			460,000
Inventory		1,237,972			490,142
Prepaid expenses and other current assets		81,061			25,622
Total current assets		2,359,178			1,860,790

Property and equipment, net		52,685			162,692
Patents and licenses, net		161,605			141,451
Other assets		17,250			67,250
Total assets		$2,590,718			$2,232,183
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable		$2,088,658			$1,691,338
Accrued expenses		636,033			431,765
Due to related parties		680,956			721,569
Note payable, related party		300,000			277,000
Current Portion of Long Term debt		550, 803			413,537
Deferred revenue		214,180			-
Total current liabilities		4,470,603			3,535,208

Other liabilities		618,550			214,709
Notes payable-related parties		280,000			-
Long-term debt, net of current portion		139,500			100,000
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS' EQUITY (DEFICIT):
Common Stock, par value $.01, 250,000,000
shares authorized; 88,899,962 and 145,048,832
outstanding, in 2004 and 2005 respectively		888,999			1,450,489
Additional paid-in capital		111,976,095			123,949,156
Deficit accumulated during development stage		(115,775,083)		(127,009,407)
Less-treasury stock, 13,750 shares, at cost		(7.973)			(7,973)
Total stockholders' equity (deficit)		(2,917,962)			(1,617,735)
Total liabilities and stockholders' equity (deficit)		$2,590,718			$2,232,183

The accompanying notes are an integral part of these consolidated balance sheets.

(No changes - see response to Question 2)

3. Consolidated Statements of Operations, Page F5

a. It appears that a significant amount of related party costs is included in costs of sales. Please separately present the related party costs of sales under Rule 4-08(k) of Regulation SX

4. Please present the amount of the 2005 weighted average common shares outstanding.

a. Please see Form 10-KA for Fiscal Year Ended June 30, 2005, as filed on October 11, 2005, and see revised statement of operations in our proposed Amendment No.1.

mPHASE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended June 30,				From Inception
					(October 2, 1996)
					to June 30,
					2005
	2003	2004		2005
TOTAL NET REVENUES	$1,581,639	$4,641,346		$1,711,085	$21,320,125
COSTS AND EXPENSES:
Cost of Sales (Including $1,344,055, $3,647,599 and
$1,370,700 incurred with related parties in 2003, 2004, and	1,493,394	4,068,255		1,446,151	15,359,358
2005, respectively as discussed in Note 11)
Research and development (including non-cash stock	3,538,305	4,069,721		5,127,438	43,544,238
related charges of $385,495, $72,000, $0 and
$2,117,669 respectively, see also note 11 Related Party
Transactions)
General and administrative (including non-cash stock	2,683,534	4,177,961		6,579,761	85,634,858
related charges of $748,840, $1,242,793, $2,948,083
and $50,281,225 respectively, see also note 11 Related
Party Transactions)
Depreciation and Amortization	515,417	122,878		62,679	2,952,586
Total costs and expenses	8,230,650	12,438,815		13,216,029	147,491,040
Loss from operations	(6,649,011)	(7,797,469)		(11,504,944)	(126,170,915)
OTHER INCOME (EXPENSE):
Net Gain (Loss) On Extinguishments and Settlements	61,226	150,058		418,695	772,216
Minority interest loss in consolidated subsidiary	-		-	-	20,000
Loss from unconsolidated subsidiary	-		-	-	(1,466,467)
Loss on sale of securities	(11,258)		-	(37,411)	(48,669)
Interest income (expense), net	(51,168)	(111,175)		(110,564)	(115,572)
Total other income (expense)	(1,200)	38,883		270,620	(838,492)
NET LOSS	$(6,650,211)	$(7,758,586)		$(11,234,324)	$(127,009,407)
Unrealized holding (loss) gain on securities	4,026	-		-	-
COMPREHENSIVE LOSS	$(6,646,185)	$(7,758,586)		$(11,234,324)	$(127,009,407)
LOSS PER COMMON SHARE, basic and diluted	$(.10)	$(.10)		$(.10)
WEIGHTED AVERAGE COMMON SHARES	65,217,088	77,677,120		108,657,578
OUTSTANDING, basic and diluted

The accompanying notes are an integral part of these consolidated balance sheets.

Revision to table -

Charges and Expenses with Related Parties
	2003	2004	2005
Charges incurred with Janifast included in:
Cost of sales and ending inventory	$178,959	$2,771,925	$1,536,494
Total Janifast	$178,959	$2,771,925	$1,536,494
Charges incurred with Microphase Corp. included in
Cost of sales and ending inventory (Including
Royalties)	$86,468	$140,123	$94,740
Research and Development	478,434	84,494	60,000
General and administrative	133,200	231,068	304,030
Total Microphase Corp	$648,102	$455,685	$458,770
Total Charges with Related Parties included in
Cost of sales and ending inventory	$265,427	$2,912,048	$1,631,234
Research and development	428,434	84,494	60,000
General and administrative	133,200	231,968	304,030
Total Charges with Related Parties:	$827,061	$3,227,610	$1,995,264

Included in Cost of Sales in the Consolidated Statements of Operations
(including changes in inventory)

Janifast	$935,137	$3,507,476	$1,275,960
Microphase (including royalties)	$408,918	$140,123	$94,740

Total Related Party Expense Included In Cost of Sales	$1,344,055	$3,647,599	$1,370,700

5. Note 9. Long Term Debt, page F-20

Please tell us how you accounted for the cashless warrant issued under the settlement agreement

mPHASE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005

9. LONG TERM DEBT

Long-term debt is comprised of the following:		June 30,
	2004		2005
Settlement Agreements
Accounts payable originally expected to be converted to a $150,000 Note payable to
GTRC bearing 7% interest, amended in March 2004, and reduced to $100,000, to be amortized in equal quarterly installments $16,667 plus interest at 7% through March 2005
(see also-Note 13-Commitments and Contingencies)	$83,333		50,000

Note payable to law firm bearing 8% interest, originally monthly installments of $5,000 per month commencing in June 2002 and continuing
through December 1, 2003 with a final payment of principal plus accrued interest originally due at maturity on December 31, 2003, this note was in arrears as of June 30, 2004 and the company negotiated a new settlement arrangement as of August 31, 2004. Under such settlement agreement, which the Company made a $100,000 cash payment and gave a cashless warrant to purchase $150,000 worth of common stock valued at $.25 per share. In addition the Company agreed to pay $25,000 on each of December 1, 2004,
March 1, 2005, June 1, 2005, September 1, 2005 and $50,000 shall be payable on
December 1, 2005. Thereafter the Company is obligated to pay $25,000 on each of
March 1, 2006, June 1, 2006, September 1, 2006 with a final payment of $75,000 on
December 1, 2006.	289,500		225,000
(See also Note 10, Stockholders Equity and Note 11, Related Party Transactions)

Note payable to vendor bearing 8% interest due in weekly payments of $5,000 including accrued interest. These payments commenced in
January 2002 and originally were scheduled to continue until June 2004.
This note is presently in arrears and is included in current portion of long term debt.	210,558		198,057

Note payable to vendor non interest bearing average monthly
payments of $4,167 in 2003 and $3,660 in 2004. These payments commenced in April 2002 and originally were scheduled to continue until May 2004.
This note and accrued interest there on was settled during the fiscal year ending June 30, 2005
	79,765
In consideration of the issuance of $212,669 shares of the company's common stock.			-

Note payable, vendor, interest at 8%, with average monthly payments of $2,000 originally scheduled to through March, 2004. This note and accrued interest
there on was settled during the fiscal year ending June 30, 2005 a cash payment			-
Of $6,000 are the issuance of 80,000 shares of the company's common stock.	27,147

Settlement payable, effective interest rate at 5% with vendor for 12 payments of $6,640 through December 31,
2005	-		40,480

Total	$690,303		513,537

Less: Current portion	550,803		413,537
Long-term Debt, non-current portion	$139,500		100,000

At June 30, 2005 total maturities of long-term debt are as follows:
2006			413,537
2007			100,000
TOTAL			$513,537

6. Note 10, Stockholder's Equity, page F-21

a. For all warrants issued since July 1,2002, please tell us how you accounted for each issuance of warrants under FAS 133, EITF 00-19, EITF 98-5 and EITF 00-27. Also tell us where the value of these warrants is presented in the financial statements.

(See also supplemental "Confidential Analysis - Warrants Issued other than "Financing Warrants")

mPHASE TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

10. STOCKHOLDERS' EQUITY - (Continued)

    During the year ended June 30, 2001, mPhase granted 1,180,000 warrants to consultants for services performed and for services to be performed at prices ranging from $1.25 to $5.00, which resulted in a charge of $1,185,874 to operations and deferred $457,942 for services to be performed in the fiscal year to end June 30, 2002, totaling $1,643,816 based upon the fair value of the warrants issued as determined under the Black-Scholes option pricing model.

    As of June 30, 2001, 6,816,725 warrants were outstanding with a weighted average exercise price of $2.93.

    During the year ended June 30, 2002, the Company issued 75,000 and 6,797,643 warrants to investors and to finders, consultants and investment banking firms, each of these warrants to purchase one share each of the Company's common stock at $3.00 and $.30, for five years, in connection with private placements. The Company also issued 13,334 shares of its common stock following the exercise of warrants resulting in gross proceeds $4,000. Also, during the year ended June 30, 2002, the Company granted 1,675,000 warrants to consultants for services performed and 6,043,490 warrants to creditors, including related parties, in connection with the conversion of outstanding liabilities.

    As of June 30, 2002, 21,965,260 warrants were outstanding with a weighted average exercise price of $1.05.

    During the year ended June 30, 2003, the Company issued 4,701,696 warrants to investors and to finders, consultants and investment banking firms, each of these warrants to purchase one share each of the Company's common stock at $.30, for five years, in connection with private placements. Also, during the year ended June 30, 2003, the Company granted 1,690,000 5 year warrants to employees and consultants for services performed with an exercise price of $.40 per share of common stock and 3,706,800 warrants to creditors, including related parties (see Note 11), in connection with the conversion of outstanding liabilities.

    As of June 30, 2003, 31,777,735 warrants remain outstanding with a weighted average exercise price of $.84

    During the year ended June 30, 2004, the Company issued warrants to purchase 18,795,487 shares of common stock to investors and warrants to purchase 628,826 shares of common stock to finders, consultants and investment banking firms. Of such warrants, 11,106,487 shares of the Company's common stock may be purchased at $.30, for five years, 3,844,000 shares may be purchased at $.35 and 3,844,000 shares may be purchased at $.50 in connection with private placements. Also, during the year ended June 30, 2004, the Company granted 5 year warrants to purchase 500,000 shares to consultants for services performed with an exercise price of $.30 per share of common stock and 5,069,242 warrants to creditors, including related parties (see Note 11), in connection with the conversion of outstanding liabilities. Additionally, warrants cover 1,233,334 of common stock were exercised during the fiscal year ended June 30,2004, generating net proceeds to the Company of $316, 800. Also during the fiscal year ended June 30, 2004, warrants covering 519,000 shares with a weighted average exercise price of $2.50 were cancelled or expired.

As of June 30, 2004, 55,017,953 warrants remain outstanding with a weighted average exercise price of $.55.

    During the year ended June 30, 2005, the Company issued warrants to purchase 40,609,586 shares of common stock to investors and warrants to purchase 729,075 shares of common stock to finders, consultants and investment banking firms. Of such warrants, 39,124,586 shares of the Company's common stock may be purchased for 5 years at $.25 shares and may be purchased at $.35 and 1,485,003shares may be purchased at $.50 in connection with private placements. Also, during the year ended June 30, 2005, the Company granted 5 year warrants to purchase 2,000,000 shares to consultants for services performed with an exercise price of $.25 to $.35 per share of common stock and warrants to purchase 4,616,571 shares to creditors, including related parties (see Note 11), in connection with the conversion of outstanding liabilities, which were valued pursuant to EITF 96-18 for warrants with formulated exercise features and under the Black Scholes price model for fixed exercise prices; A $40,500 loss was reported on the difference between the value ascribed to this warrant and the debt canceled.  Additionally, warrants covering 3,637,954 of common stock; were exercised during the fiscal year ended June 30, 2005, generating net proceeds to the Company of $680,609. Also during the fiscal year ended June 30, 2005 a cashless exercise of warrants previously issued resulted in the issuance of 4,949,684 shares of the Company's common stock. Additionally, during the fiscal year ended June 30, 2005, warrants covering 5,331,144 shares were cancelled or expired.

As of June 30, 2005, warrants covering 89,054,406 shares remain outstanding with a weighted average exercise price of $.36.

  RESERVED SHARES

    The Company has reserved approximately 720,000 shares issuable upon provisions of convertible notes to related parties, which provide for, at the option of the holder's of $180,000 of notes payable, the conversion of unpaid principal and interest into units valued at $.25 each, each unit consisting of one share of the Company's common stock and a one warrant each to purchase the Company's common stock at $.25 per share good for 5 years.

mPHASE TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11. RELATED PARTY TRANSACTIONS

    The Company records material related party transactions. The Company incurs costs for engineering, design and production of prototypes and certain administrative functions from Microphase Corporation and the purchase of finished goods, primarily consisting of DSL splitter shelves and filters, from Janifast Limited. The Company has incurred costs for obtaining transmission rights. This enabled the Company to obtain re-transmission accreditation to proprietary television content that the Company plans to provide with its flagship product, the Traverser within its incorporated joint venture mPhase Television.net, in which the Company owns a 56.5% interest.

The Company has also incurred charges for beta testing and on-site marketing, including the display of a live working model of the legacy Traverser  DVDDS system at Hat Telephone. An employee of Lintel, Inc, the parent of Hart Telephone was a Director of mPhase until his resignation in April of 2005.

    Mr. Durando, the President and CEO of mPhase, and together with Mr. Ergul owns a controlling interest and is a director of Janifast Limited. Mr. Durando and Mr. Dotoli are officers of Microphase Corporation. Mr. Ergul, the chairman of the board of mPhase, owns a controlling interest and is a director of Microphase Corporation. Microphase Corporation and Janifast Ltd are significant shareholders of mPhase. Microphase Corporation and Janifast Ltd have converted significant liabilities to equity in fiscal years June 30, 2001, 2002 and in 2003. In fiscal year 2004 there were no significant equity conversions either by Microphase Corporation or Janifast Led.  Management believes the amounts charged to the Company by Microphase, Janifast, mPhase Television.net and Hart Telephone are commensurate to amounts that would be incurred if outside parties were used. The Company believes Microphase, Janifast and Hart Telephone have the ability to fulfill their obligations to the Company without further support from the Company. mPhase's President, Executive Vice President and Chairman of the Board of the Company are also officers of Microphase (Note 4).

    On May 1, 1997, the Company entered into an agreement with Microphase, whereby it will use office space as well as the administrative services of Microphase, including the use of accounting personnel. This agreement was for $5,000 per month and was on a month-to-month basis. In July 1998, the office space agreement was revised to $10,000 and in January 2000 to $11,050 per month. In July 2001, the agreement was revised to $11,340 a month. In July 2002 this was increased to $12,200 per month and as of January 1, 2003 such rent was reduced to 10,000 per month. Additionally, in July 1998, mPhase entered into an agreement with Microphase, whereby mPhase reimburses Microphase $40,000 per month for technical research and development assistance. Such agreement was amended as of January 1, 2002 to reduce such payment to $20,000 per month. Microphase also charges fees for specific projects on a project-by-project basis. During the years ended June 30, 2001, 2002, and 2003 and for the period from inception (October 2, 1996) to June 30, 2003, $2,128,983, $1,212,594, $648,102 and $7,224,526, respectively, have been charged to expense or inventory under these Agreements and is included in operating expenses in the accompanying consolidated statements of operations.

    On February 15, 1997, mPhase entered into a Technology, Patent and Trademark License Agreement (the "Agreement") with MicroTel (Note 4). The Agreement permits the Company to utilize the patent and trademark technology of MicroTel under a licensing arrangement. The Company made payments of $37,500 per month, commencing June 1, 1997 for technology development. During the period ended June 30, 1997 and 1998, $37,500 and $450,000 has been charged to expense under this Agreement and is included in licensing fees in the accompanying consolidated statement of operations. As of June 25, 1998, the Company acquired MicroTel and as of that date this Agreement is no longer in effect.

    Also, during the fiscal year ended June 30, 2000, $2,600,000 was advanced to Microphase Corporation in the form of a note, which was repaid by Microphase Corporation during the year. mPhase recorded $39,000 of interest income on this note for the year ended June 30, 2000. The Company is obligated to pay a 3% royalty to Microphase Corporation on revenues from its legacy Traverser Digital Video and Data Delivery System and its DSL component products. During the years ended June 30, 2001, 2002 and 2003 mPhase recorded royalties to Microphase Corporation totaling $297,793, $78,762 and $47,304, respectively.

    Pursuant to a debt conversion agreement between the Company and Microphase Corporation, for the year ended June 30, 2001, Microphase Corporation received 1,278,000 shares of mPhase common stock and for the year ended June 30, 2002, in consideration for a direct investment of $100,000 and pursuant to debt conversion agreements canceling $740,000 of liabilities of the Company, Microphase Corporation received 2,900,000 shares of mPhase common stock and 2,200,000 warrants to purchase mPhase common stock, as discussed in Note 10. For the fiscal year ended June 30, 2003 Microphase Corporation received 4,033,333 shares of common stock, such shares included 3,033,333 shares that the value of which was based upon the price of the Company's common stock on the effective date of settlement, plus 1,000,000 shares and 1,000,000 five year warrants to purchase shares of common stock of mPhase at $.30 per share whereby such conversions were upon the same terms of a concurrent private placement of common stock by the Company. No gain or loss was recognized in connection with conversions by Microphase Corporation for fiscal 2003 in exchange for the cancellation of accounts payable totaling $920,000. As of June 30, 2003 and 2004, the Company had $61,789 and $145,550 current accounts payable to Microphase Corporation, which are included in amounts due to related parties current liabilities in the accompanying consolidated balance sheet. As of June 30, 2002, the Company had $92,405 included in other liabilities- related parties and as of June 30, 2003 and June 30, 2004, $360,000 and $180,000 respectively in notes payable - related parties as long term liabilities in the accompanying consolidated balance sheet. Additionally, at June 30, 2004, no undelivered purchase orders remain outstanding with Microphase Corporation. During fiscal year 2005 Microphase Corporation converted $250,000 of accounts payable respectively into common stock and warrants as of December 31,2004. The terms of the conversion were the same as a Private Placement of equity units being completed by the Company during such period in which the Company issued an equity unit of common stock plus a 5 year warrant to purchase an additional share of common stock with a strike price of $.25 per share.

mPHASE TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

11. RELATED PARTY TRANSACTIONS - (continued)

JANIFAST

    During the year ended June 30, 2000, mPhase advanced money to Janifast Limited, which is owned by U.S. Janifast Holdings, Ltd, a related party of which three directors of mPhase are significant shareholders, in connection with the manufacturing of POTS Splitter shelves and DSL component products. As of June 30, 2000 the amount advanced to Janifast was approximately $1,106,000, which is included in production advances-related parties on the accompanying balance sheet. There were no such advances during the years ended June 30, 2002 and 2003. Pursuant to debt conversion agreements between the Company and Janifast, for the year ended June 30, 2001 Janifast received 1,200,000 shares of mPhase common stock canceling liabilities of $600,000, and for the year ended June 30, 2002 Janifast received 3,450,000 shares of mPhase common stock and 1,200,000 warrants to purchase mPhase common stock for the cancellation of $720,000 of liabilities, as discussed in Note 10. During the year ended June 30,2003 Janifast was issued 1,500,000 shares of mPhase common stock in connection with the cancellation of $360,000 of outstanding liabilities of mPhase, the value of which was based upon the price of the Company's common stock on the effective date of settlement. No gain or loss was recognized in connection with conversions by Janifast for fiscal 2003. During the years ended June 30, 2002, 2003, 2004 and 2005 and the period from inception (October 2, 1996) to June 30, 2004,536,494 there has been $1,754,308, $174,959, $2,771,925, 1,536,494 and 15,001,105, respectively, of invoices for products and services have been charged to inventory or expense and is included in operating expenses in the accompanying statements of operations. At June 30, 2004, and 2005 the Company had $422,905 current accounts payable, which are included in due to related parties and additionally, at June 30, 2004, approximately $400,000, and 298,000 of undelivered purchase orders remain outstanding with Janifast. Effective December 31, 2004, Janifast Ltd. agreed to convert $200,000 of accounts payable owed by mPhase into common stock at $.20 per share plus a 5 year warrant to purchase an additional share of common stock at $.25 per share.

OTHER RELATED PARTIES

    For consulting services rendered in connection with the joint venture (Note 8), the Company agreed to pay two officers of the Company and a related party $412,400, which was included on the June 30, 2000 consolidated balance sheet of the Company. This amount was paid by the Company during the year ended June 30, 2001.

    In July 2000, mPhase added a member to the Board of Directors who is employed by an investment-banking firm that has assisted and is expected to continue to assist the Company in raising capital through private financing. During the year ended June 30, 2001, the Company issued 140,350 shares of common stock for investment banking services rendered during the period and recorded an additional $69,000 of fees which is included in accrued expenses at June 30, 2001. The Company has installed its prototype product and commenced beta testing at Hart Telephone. In addition, the Company has entered into a supply agreement with Hart Telephone upon the completion of beta testing and the commencement of production of the Traverser. As consideration for the execution of the agreement with Hart Telephone, in May 2000, mPhase issued Hart Telephone 125,000 options each to purchase one share of common stock at an exercise price of $1.00 (valued at $1,010,375), which is included in research and development expenses in the accompanying statement of operations for the year ended June 30, 2000. Mr. J. Lee Baron, the president and chief executive officer of Lintel Inc., (Lintel is the parent of Hart Telephone Company), and at that time a Director of the Company, received a $285,000 bonus, a stock award of 140,000 shares and 100,000 options in addition to the 125,000 granted to Hart for Beta testing services in the year ended June 30, 2000 and 120,000 options for services as a Director for the year ended June 30, 2001.

Charges and Expenses with Related Parties
	2003	2004	2005
Charges incurred with Janifast included in:
Cost of sales and ending inventory	$178,959	$2,771,925	$1,536,494
Total Janifast	$178,959	$2,771,925	$1,536,494
Charges incurred with Microphase Corp. included in:
Cost of sales and ending inventory (Including Royalties)	$86,468	$140,123	$94,740
Research and Development	478,434	84,494	60,000
General and administrative	133,200	231,068	304,030
Total Microphase Corp.	$648,102	$455,685	$458,770
Total Charges with Related Parties included in:
Cost of sales and ending inventory	$265,427	$2,912,048	$1,631,234
Research and development	428,434	84,494	60,000
General and administrative	133,200	231,968	304,030
Total Charges with Related Parties:	$827,061	$3,227,610	$1,995,264

Total Related Party Expense Included In Cost of Sales	$1,344,055	$3,647,599	$1,370,700

Included in Cost of Sales in the Consolidated Statements of Operations
(including changes in inventory)

Janifast	$935,137	$3,507,476	$1,275,960
Microphase (including royalties)	$408,918	$140,123	$94,740

Total Related Party Expense Included In Cost of Sales	$1,344,055	$3,647,599	$1,370,700

On August 30, 2004, the Company paid $100,000 in cash to Piper Rudnick LLP, outside legal counsel to the Company as part of a renegotiated settlement agreement that was originally effective as of March 31, 2002. The Company was in arrears with respect to payments due under the original settlement agreement and as part of the renegotiated agreement agreed to make the following payments:

a. $25,000 on each of December 1, 2004, March 1, 2005, June 1,2005, September 1, 2005 and a $50,000 payment on December 1, 2005. Thereafter the Company is obligated to pay $25,000 on each of March 1, 2006, June 1, 2006, September 1, 2006 with a final payment of $75,000 on December 1, 2006.

b. The Company also delivered a 5 year cashless warrant to purchase $150,000 worth of common stock at $.25 per share.

The warrant was valued pursuant to EITF 96-18, the ascribed value of the warrant minus the debt cancelled resulting loss of $40,500.

10Q/A Changed Pages

7. Comply with the comments on the 10KA if applicable.

ABOUT THIS AMENDMENT

Management has reevaluated the clarity and completeness of the Form 10Q/A and certain disclosures in the accompanying unaudited consolidated financial statements. As a result of this reevaluation, management has reissued the Form 10Q/A and the December 31, 2005 consolidated financial statements.

The amendment includes expanded disclosure in the Consolidated Financial Statements, including Note 7. "EQUITY TRANSACTIONS" regarding reclassifications of reparations expense, previously reported in the Company's original filing for this period as a component of the General and Administrative Expenses category which have now been reclassified and are included Other Income and Expenses category as a component of the "Gain (Loss) on Extinguishments & Settlements" line item of the Consolidated Statements of Operations for the Three and Six Months Ended December 31, 2005 and from inception through December 31, 2005 on pages 4 and 5. Additionally, the amendment includes technical and clerical edits, expanded and clarified disclosure including a discussion regarding "OTHER INCOME AND EXPENSES" in "Management's Discussion and Analysis", which begins on page 19.

The aforementioned changes in the consolidated financial statements have no effect on the financial position and results of operations or loss per share for the Three and Six Months Ended December 31, 2004 and 2005.

mPHASE TECHNOLOGIES, INC.
(A Development Stage Company)
Consolidated Statements of Operations
(Unaudited)

				October 2, 1996
	Three Months Ended
				(Date of Inception)
		December 31,		to December 31,
	2004		2005	2005
REVENUES	$295,524		$168,208	$21,868,927
COSTS AND EXPENSES
Cost of Sales (including $213,258 and $135,098
incurred with related parties in 2004 and 2005 respectively)	245,124		135,098	15,832,429
Research and development
(including non-cash stock related charges of $385,495,
$135,550 and $2,250,219, respectively)	1,173,046		1,960,650	47,366,308
General and Administrative
(including non-cash stock related charges of $1,127,833,
$1,175,075 and $51,555,300, respectively)	1,885,675		2,090,185	86,823,532
Depreciation and amortization	9,200		20,495	2,993,350
TOTAL COSTS AND EXPENSES	3,313,045		4,206,432	(153,015,619)
LOSS FROM OPERATIONS	(3,017,521)		(4,038,224)	(131,146,692)
OTHER INCOME (EXPENSE)
Gain (Loss) on extinguishments and settlements	(185,721)		(4,270,511)	(5,625,777)
Minority interest loss in consolidated subsidiary	-		-	20,000
Capital losses	(36,911)		-	(48,669)
Loss from unconsolidated subsidiary	-		-	(1,466,467)
Interest Income (expense), net	(65,777)		(6,083)	(135,856)
TOTAL OTHER INCOME (EXPENSE)	(288,409)		4,276,594	(7,256,769)
NET LOSS	$(3,305,930)		$(8,314,818)	$(138,403,461)

LOSS PER COMMON SHARE, basic and diluted	$(.04)		$(.05)
WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING, basic and diluted	93,388,584		174,998,048

The accompanying notes are an integral part of these consolidated financial statements.

4

mPHASE TECHNOLOGIES, INC.
(A Development Stage Company)
Consolidated Statements of Operations
(Unaudited)

				October 2,
	Six Months Ended			1996
				(Date of
				Inception) to
		December 31,		December 31,
	2004		2005	2005
REVENUES	$474,687		$548,802	$21,868,927
COSTS AND EXPENSES
Cost of Sales (including $326,167 and $443,327
incurred with related parties in 2004 and 2005 respectively)	374,905		473,071	15,832,429
Research and development
(including non-cash stock related charges of $385,495,
$135,550 and $2,250,219, respectively)	2,275,467		3,822,070	47,366,308
General and Administrative
(including non-cash stock related charges of $1,127,833,
$1,175,075 and $51,555,300, respectively)	2,594,570		3,182,481	86,823,532
Depreciation and amortization	9,200		26,023	2,993,350
TOTAL COSTS AND EXPENSES	5,254,142		7,518,386	(153,015,619)
LOSS FROM OPERATIONS	(4,779,455)		(6,969,584)	(131,146,692)
OTHER INCOME (EXPENSE)
Gain (Loss) on extinguishments and settlements	(226,221)		(4,404,186)	(5,625,777)
Minority interest loss in consolidated subsidiary	-		-	20,000
Capital losses	(36,911)		-	(48,669)
Loss from unconsolidated subsidiary	-		-	(1,466,467)
Interest Income (expense), net	(95,205)		(20,284)	(135,856)
TOTAL OTHER INCOME (EXPENSE)	(358,337)		(4,424,470)	(7,256,769)
NET LOSS	$(5,137,792)		$(11,394,054)	$(138,403,461)

LOSS PER COMMON SHARE, basic and diluted	$(.06)		$(.07)
WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING, basic and diluted	91,474,828		163,613,560

The accompanying notes are an integral part of these consolidated financial statements.

5

8. Note 7. Equity Transactions, page 13

a. For all warrants issued since July 1, 2005, please tell us how you are accounting for each issuance under FAS 133, EITF 00-19, EITF 98-5, and EITF 00-27. Also, tell us where the value of these warrants is presented in the financial statements.

9. General and Administrative Expenses, page 19

a. Please provide us with more details of the one time special reparation charge of $4.7 million.

7. EQUITY TRANSACTIONS

During the quarter ended September 30, 2005, the Company issued 200,000 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $45,000 to the Company and 450,000 shares of common stock for services valued at $99,000.

Also during the quarter ended September 30, 2005, the Company issued 14,525,625 shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.25 per share and $.20 per share respectively in two separate private placements generating net proceeds of $2,940,751 which was collected during the three month period ended on September 30, 2005.

During the quarter ended December 31, 2005, the Company issued 13,180,685 shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.18 per share and $.18 per share respectively in private placements generating net proceeds of $2,238,973 which was collected during the three month period ended on December 31, 2005. The Company also issued 35,196,777 shares of its common stock together with a like amount of warrants to affect revised pricing on previous private offerings.

Also during the quarter ended December 31, 2005, the Company issued 772,128 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $192,000 to the Company. On December 31, 2005, the Company issued stock options to employees and officers for the right to purchase 9,562,500 shares. Pursuant to the adoption of FAS 123(R), the Company recognized an expense in the amount of $1,166,625, of which $33,550 is included in research and development expense and $1,133,075 in general and administrative expense. The fair value of options granted in 2005 were estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, annual volatility of 108.5%, based on a risk-free interest rate ranging from 4.4% and expected option life of 3 years.

During the quarter ended December 31, 2005, the Company converted accounts payable in the amount of $189,061and a note payable in the amount of $180,000 to Microphase, a related party, for 2,050,000 shares of common stock and a 5 year warrant to purchase a like amount of shares at $.18. The Company also converted to $171,000 of accounts payable to Janifast, a related party, in exchange for 950,000 shares of common stock and a 5 year warrant to purchase a like amount of shares at $.18 per share.

During the six months ended December 31, 2005, the Company issued warrants to purchase shares of common stock to investors and warrants to purchase shares of common stock to finders, consultants, and investment banking firms. Of such warrants, shares of the Company's common stock may be purchased for 5 years at $.25 shares and may be purchased at $.35 and shares may be purchased at $.50 in connection with private placements. Also, during the six months ended December 31, 2005, the Company granted 5 year warrants to purchase shares to consultants for services performed with an exercise price of $.25 to $.35 per share of common stock and warrants to purchase shares to creditors, including related parties (see Note 11), in connection with the conversion of outstanding liabilities, which were valued pursuant to EITF 00-19 for warrants with conditioned or formulated exercise features and under the Black Sholors price model for final exercise prices; Additionally, warrants covering of common stock; were exercised during the six months ended December 31, 2005, generating net proceeds to the Company of . Also during the fiscal period of six months ended December 31, 2005, a cashless exercise of warrants previously issued resulted in the issuance of shares of the Company's common stock. Additionally, during the six months ended December 31, 2005, warrants covering shares were cancelled or expired.

As of December 31, 2005, warrants covering shares remain outstanding with a weighted average exercise price of $.36.

13

QA Other Income and Expenses 3 month and 6 Month

Other Income and Expenses
3 month

Included in other income and expenses for the 3 month ended December 31, 2005 were losses on extinguishments and settlements of $4,270,511 as compared to $185,721 for the same period in the prior year. For the quarter ending December 31, 2005 included in this amount is approximately $4.4 million for a charge for the issuance of approximately 35 million shares of Common Stock to certain investors for a corrective market value adjustment.1

6 month

Included in other income and expenses for the 6 month ended December 31, 2005 were losses on extinguishments and settlements of $4,404,186 as compared to $226,221 for the same period in the prior year. For the quarter ending December 31, 2005 included in this amount is approximately 4.4 million for a charge for the issuance of approximately 35 million shares of Common Stock to certain investors for a corrective market value adjustment.1

1 A total of 24,637,744 additional shares were issued in order to cause the average price of prior private placement units to be "marked down" to $.18 per share have been accounted for as "reparation" shares and 11,642,344 of the additional shares were recorded as "Additional Paid in Capital" in proportion with a reasonable allocation for incentive costs of new investment dollar amounts.